UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Digihost Technology Inc.

(Name of Issuer)

Subordinate Voting Shares

(Titles of Class of Securities)

25381D107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Michel Amar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,173,988 (1)
	6	SHARED VOTING POWER 626,544 (1)
	7	SOLE DISPOSITIVE POWER 5,173,988 (1)
	8	SHARED DISPOSITIVE POWER 626,544 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,800,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.03% (2)
12	TYPE OF REPORTING PERSON IN

(1)	The number of Subordinate Voting Shares reported as beneficially owned is as of December 31, 2022. Consists of (i) 648,277 Subordinate Voting Shares held by Michel Amar, (ii) 626,544 Subordinate Voting Shares held by Bit Mining International LLC, (iii) 2,165,889 Subordinate Voting Shares held by Bit.Management, LLC, (iv) 1,493,162 Subordinate Voting Shares held by NYAM, LLC, (v) 666,660 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares held by NYAM, LLC, and (vi) 200,000 Subordinate Voting Shares issuable upon vesting of 200,000 restricted stock units (“RSUs”) held by Michel Amar, which vested on January 11, 2023. Michel Amar holds an additional 400,000 RSUs, 200,000 of which are scheduled to vest on each of January 11, 2024 and January 11, 2025. Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC are each controlled by Mr. Amar. Mr. Amar is a majority equityholder of Bit.Management, LLC and NYAM, LLC and a minority equityholder of BIT Mining International, LLC. Mr. Amar, by virtue of his control over Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC, may be deemed to have or share beneficial ownership of the Subordinate Voting Shares (including the Subordinate Voting Shares issuable upon conversion of the Proportionate Voting Shares) held directly by those entities.

(2)	This calculation assumes that there is a total of 28,689,473 Subordinate Voting Shares outstanding, which is the sum of (i) 27,822,813 Subordinate Voting Shares of the Issuer outstanding as of December 31, 2022, (ii) 666,660 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares held by NYAM, LLC, as reported herein and (iii) 200,000 Subordinate Voting Shares issuable upon vesting of 200,000 RSUs held by Michel Amar, which vested on January 11, 2023, as reported herein.

1	NAME OF REPORTING PERSON Bit.Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,165,889 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,165,889 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,165,889 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.78% (2)
12	TYPE OF REPORTING PERSON OO

(1)	The number of Subordinate Voting Shares reported as beneficially owned is as of December 31, 2022.

(2)	Based on 27,822,813 Subordinate Voting Shares of the Issuer outstanding as of December 31, 2022

1	NAME OF REPORTING PERSON NYAM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,159,822 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,159,822 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,159,822 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.58% (2)
12	TYPE OF REPORTING PERSON OO

(1)	The number of Subordinate Voting Shares reported as beneficially owned is as of December 31, 2022. Consists of (i) 1,493,162 Subordinate Voting Shares and (ii) 666,660 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares.

(2)	This calculation assumes that there is a total of 28,022,813 Subordinate Voting Shares outstanding, which is the sum of (i) 27,822,813 Subordinate Voting Shares of the Issuer outstanding as of December 31, 2022, and (ii) 666,660 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares held by NYAM, LLC, as reported herein.

Item 1(a).	Name of Issuer:

Digihost Technology Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18 King St E, Suite 902, Toronto, Ontario, M5C 1C4, Canada

Item 2(a).	Name of Person Filing:

Michel Amar, Bit.Management LLC and NYAM, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

18 King St E, Suite 902, Toronto, Ontario, M5C 1C4, Canada

Item 2(c).	Citizenship:

Michel Amar – United States citizen

Bit.Management LLC; NYAM, LLC – California limited liability companies

Item 2(d).	Titles of Classes of Securities:

Subordinate Voting Shares, no par value.

Item 2(e).	CUSIP Number:

The Subordinate Voting Shares CUSIP Number is 25381D107.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)	Amount beneficially owned**:

Michel Amar – 5,800,532 Subordinate Voting Shares

Bit.Management LLC – 2,165,889 Subordinate Voting Shares

NYAM, LLC – 2,159,822 Subordinate Voting Shares

(b)	Percent of class**:

Michel Amar – 18.03%

Bit.Management LLC – 7.78%

NYAM, LLC – 7.58%

(c)	Number of shares as to which such person has**:

(i)	Sole power to vote or to direct the vote:

Michel Amar – 5,173,988 Subordinate Voting Shares

Bit.Management LLC – 2,165,889 Subordinate Voting Shares

NYAM, LLC – 2,159,822 Subordinate Voting Shares

(ii)	Shared power to vote or to direct the vote:

Michel Amar – 626,544 Subordinate Voting Shares

Bit.Management LLC – None

NYAM, LLC – None

(iii)	Sole power to dispose or to direct the disposition of:

Michel Amar – 5,173,988 Subordinate Voting Shares

Bit.Management LLC – 2,165,889 Subordinate Voting Shares

NYAM, LLC – 2,159,822 Subordinate Voting Shares

(iv)	Shared power to dispose or to direct the disposition of:

Michel Amar – 626,544 Subordinate Voting Shares

Bit.Management LLC – None

NYAM, LLC – None

** See footnotes on cover pages which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Michel Amar

/s/ Michel Amar

Bit.Management LLC

/s/ Michel Amar
Name:	Michel Amar
Title:	Chief Executive Officer

NYAM, LLC

/s/ Michel Amar
Name:	Michel Amar
Title:	Chief Executive Officer

Exhibit List

Exhibit A.	Joint Filing Agreement, dated as of February 14, 2022 and incorporated by reference to the Schedule 13G filed by the Reporting Persons on February 22, 2022.

Exhibit B.	Item 8 Statement, dated as of February 14, 2022 and incorporated by reference to the Schedule 13G filed by the Reporting Persons on February 22, 2022.